

Opening doors to the future®

Press Release

DENVER, CO – October 29, 2019

Contact: Chris Van Ens
Phone: 720.348.7762

UDR ANNOUNCES THIRD QUARTER 2019 RESULTS

UDR, Inc. (the "Company") Third Quarter 2019 Highlights:

- Net income per share was $0.09, Funds from Operations ("FFO") per share was $0.53, FFO as Adjusted ("FFOA") per share was $0.52, and Adjusted FFO ("AFFO") per share was $0.48.
- Net income attributable to common stockholders was $26.2 million as compared to $17.6 million in the prior year period. The increase was primarily due to higher gains on the sale of unconsolidated investments, the realization of a joint venture ("JV") development success fee and net operating income ("NOI") growth.
- Year-over-year same-store ("SS") revenue, expense and NOI growth was 3.7 percent, 3.1 percent and 3.9 percent, respectively.
- The Company's operating margin (property NOI divided by property rental income) was 70.5 percent as compared to 70.2 percent in the prior year period. The continued implementation of the Company's Next Generation Operating Platform drove controllable operating margin expansion of 40 basis points year-over-year to 83.9 percent, and limited SS controllable expense growth to 1.2 percent year-over-year.
- Approximately 5,700 SmartHome installations completed during the quarter (approximately 25,000 total installations completed as of quarter end).
- Accretively grew the Company through three acquisitions with significant operating/investment upside in markets targeted for expansion at an all-in valuation of $540.6 million.
- Simplified the Company's structure by winding down the UDR/Kuwait Finance House ("KFH") JV and entering into an agreement valued at $1.8 billion to halve the size of the UDR/MetLife JV in an accretive manner. The UDR/MetLife transaction is expected to close during the fourth quarter subject to customary closing conditions. Once complete, approximately 95 percent of the Company's total NOI will be generated by non-JV sources.
- Funded accretive external growth with premium valued equity capital by issuing approximately 9.7 million common shares at a weighted average net price of $46.42 for proceeds of $449.2 million.
- Entered into a forward sales agreement under the Company's at-the-market equity program for approximately 1.3 million common shares at an initial forward price per share of $47.68.
- Proactively took advantage of the low interest rate environment during the quarter, and subsequent to quarter end, by issuing an aggregate of $800.0 million of long-duration unsecured debt with a weighted average interest rate of 3.07 percent, and prepaying, or are in the process of prepaying, $700.0 million of higher-cost unsecured debt with a weighted average interest rate of 4.23 percent. The make-whole amount will total approximately $26.9 million, $5.4 million of which was realized in the third quarter. The Company's pro-forma consolidated weighted average years to maturity, following the prepayments, will be 8.0 years versus 6.9 years at quarter end.
- Updates to full-year 2019 earnings and same-store growth guidance ranges include:
    - Reduced net income per share guidance by $0.065 at the midpoint to $0.68 to $0.70.
    - Increased FFOA per share guidance by $0.005 at the midpoint to $2.07 to $2.09.
    - Tightened SS revenue guidance range to 3.50 to 3.90 percent.
    - Decreased SS expense guidance by 15 basis points at the midpoint to 2.40 to 2.80 percent.
    - Increased SS NOI guidance by 7.5 basis points at the midpoint to 4.00 to 4.40 percent.

"2019 has been an active and productive year for UDR. We have accretively grown through completed, or announced, acquisitions totaling $1.8 billion, continued to implement our Next Generation Operating Platform, simplified our business through numerous JV transactions and further enhanced our already strong balance sheet and liquidity position. The cumulative impact of these successes has set us up well for 2020 and beyond," said Tom Toomey, UDR's Chairman and CEO.

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Net income per common share, diluted	**$0.09**	**$0.07**	**$0.30**	**$0.44**
Conversion from GAAP share count	(0.007)	(0.006)	(0.025)	(0.041)
Net gain on the sale of depreciable real estate owned, incl. JVs	(0.017)	-	(0.034)	(0.237)
Cumulative effect of change in accounting principle	-	-	-	(0.007)
Depreciation and amortization, including JVs	0.451	0.418	1.304	1.242
Noncontrolling interests and preferred dividends	0.010	0.009	0.033	0.047
FFO per common share and unit, diluted	**$0.53**	**$0.49**	**$1.57**	**$1.44**
Cost/(benefit) associated with debt extinguishment and other	0.020	0.002	0.020	0.002
Promoted interest on settlement of note receivable, net of tax	-	-	(0.021)	-
Legal and other costs	-	0.002	0.012	0.004
Net gain on the sale of non-depreciable real estate owned	-	-	(0.017)	-
Unrealized gain on unconsolidated investments, net of tax	(0.010)	-	(0.011)	-
Joint venture development success fee	(0.012)	-	(0.012)	-
Severance costs and other restructuring expense	0.001	-	0.001	-
Casualty-related charges/(recoveries), including JVs, net	(0.006)	0.002	(0.004)	0.009
FFOA per common share and unit, diluted	**$0.52**	**$0.49**	**$1.54**	**$1.46**
Recurring capital expenditures	(0.042)	(0.050)	(0.107)	(0.116)
AFFO per common share and unit, diluted	**$0.48**	**$0.44**	**$1.44**	**$1.34**

A reconciliation of FFO, FFOA and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's third quarter Supplemental Financial Information.

Operations

In the third quarter, total revenue increased by $29.3 million year-over-year, or 11.0 percent, to $295.4 million. This increase was primarily attributable to growth in revenue from operating and acquisition communities.

In the third quarter, same-store NOI increased 3.9 percent year-over-year, driven by same-store revenue growth of 3.7 percent and same-store expense growth of 3.1 percent. Weighted average same-store physical occupancy increased by 10 basis points to 96.9 percent versus the prior year period. The third quarter annualized rate of turnover was flat year-over-year at 63.8 percent.

Summary of Same-Store Results Third Quarter 2019 versus Third Quarter 2018

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth/ (Decline)	% of Same-Store NOI[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.5%	2.9%	5.0%	46.6%	96.6%	13,942
Mid-Atlantic	3.4%	1.5%	4.3%	22.9%	97.2%	9,877
Southeast	3.2%	4.9%	2.5%	12.7%	97.0%	7,683
Northeast	2.6%	8.7%	(0.4)%	11.8%	97.1%	2,840
Southwest	2.4%	(2.3)%	5.6%	6.0%	96.9%	3,835
Total	**3.7%**	**3.1%**	**3.9%**	**100.0%**	**96.9%**	**38,177**

[1] Based on Q3 2019 SS NOI.
[2] Weighted average same-store occupancy for the quarter.
[3] During the third quarter, 38,177 apartment homes were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

In the third quarter, sequential same-store NOI declined by 0.5 percent, driven by same-store revenue growth of 1.1 percent and same-store expense growth of 5.1 percent. Weighted average same-store physical occupancy was flat sequentially at 96.9 percent.

Year-to-date, for the nine months ended September 30, 2019, total revenue increased by $68.2 million year-over-year, or 8.8 percent, to $847.4 million. This increase was primarily attributable to growth in revenue from operating and acquisition communities.

Year-to-date, for the nine months ended September 30, 2019, same-store NOI increased 4.0 percent year-over-year, driven by same-store revenue growth of 3.7 percent and same-store expense growth of 2.9 percent. Weighted average same-store physical occupancy remained at 96.9 percent versus the prior year period. The year-to-date annualized rate of turnover was 52.7 percent, representing a 10 basis point decline year-over-year.

Summary of Same-Store Results Year-To-Date 2019 versus Year-To-Date 2018

Region	Revenue Growth	Expense Growth	NOI Growth	% of Same-Store NOI[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.4%	2.9%	4.9%	46.6%	96.6%	13,942
Mid-Atlantic	3.2%	1.4%	4.0%	23.1%	97.4%	9,877
Southeast	3.8%	3.6%	3.9%	12.9%	96.9%	7,683
Northeast	2.4%	6.7%	0.5%	12.2%	97.1%	2,840
Southwest	2.8%	0.0%	4.8%	5.2%	97.0%	3,617
Total	**3.7%**	**2.9%**	**4.0%**	**100.0%**	**96.9%**	**37,959**

[1] Based on YTD 2019 NOI.
[2] Weighted average same-store physical occupancy for YTD 2019.
[3] For the nine months ended September 30, 2019, 37,959 apartment homes were classified as same-store. The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Wholly-Owned Transactional Activity

During the quarter, the Company acquired:
- The Commons at Windsor Gardens, a 914-home community in Norwood, MA, for $270.2 million or $295,600 per home. At the time of the acquisition, the community had average monthly revenue per occupied home of $1,850, occupancy of 96 percent and was 50 years old.
- One William, a 185-home community in Englewood, NJ, for $83.6 million or $451,900 per home. At the time of the acquisition, the community had average monthly revenue per occupied home of $2,762, occupancy of 99 percent and was 1 year old.

Joint Venture Transactional Activity

During the quarter, the Company:
- Acquired the 70 percent interest it did not already own in 1301 Thomas Circle, a 292-home community in Washington, DC, at an all-in valuation including closing costs of $186.8 million, or $639,700 per home, from the UDR/KFH JV. At the time of the acquisition, the community had average monthly revenue per occupied home of $3,440, occupancy of 98 percent and was 14 years old.
- Sold its 30 percent interest in Portico, a 151-home community in Silver Spring, MD, to a third party at an all-in valuation of $43.5 million, or $288,100 per home.
- The UDR/KFH JV was fully wound down upon the completion of these transactions.

In addition, the Company entered into an agreement with MetLife to:
- Acquire the approximately 50 percent interest not previously owned in 10 UDR/MetLife JV operating communities, one community under development and four development land sites, valued at $1.1 billion, or $557.0 million at UDR's share; and,
- Sell its approximately 50 percent ownership interest in five UDR/MetLife JV communities valued at $645.0 million, or $323.0 million at UDR's share, to MetLife.

- After accounting for the assumption of in-place debt totaling $540.0 million at fair-market value, the Company's net cash outflow to complete the swap is expected to be approximately $105 million. The transaction is expected to close during the fourth quarter, subject to customary closing conditions and closing price adjustments. See the press release entitled "UDR Announces UDR/MetLife Investment Management Joint Venture Transaction Valued at $1.76 Billion and Increases Select Full-Year Earnings Guidance Ranges", which can be found at ir.udr.com, for further details.

Development Activity

At the end of the third quarter, the Company's development pipeline totaled $129.5 million at its pro-rata ownership interest and was 25 percent funded. The development pipeline is currently expected to produce a weighted average spread between stabilized yields and current market cap rates of 150 to 200 basis points.

During the quarter, the Company commenced the construction of Cirrus, a 292-home community in Denver, CO. Cirrus has a total budgeted cost of $97.5 million, or $333,900 per home, and is expected to be completed during the first quarter of 2022.

Developer Capital Program ("DCP") Activity

At the end of the third quarter, the Company's DCP investments, including accrued return, totaled $264.4 million.

Capital Markets and Balance Sheet Activity

During the third quarter, the Company's equity transactions were as follows:
- Issued approximately 9.7 million shares at a weighted average net price of $46.42 for proceeds of approximately $449.2 million. Approximately 2.2 million of these shares were issued via the Company's at-the-market equity program.
- Entered into a forward sales agreement under the Company's at-the-market equity program for approximately 1.3 million common shares at an initial forward price per share of $47.68, which will be adjusted at settlement to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward sales agreement. No shares under the forward sales agreement have been settled. The final date by which shares sold under the forward sales agreement must be settled is March 31, 2020.
- Uses of realized, and expected, proceeds include the acquisitions outlined in this press release, future acquisitions and general corporate purposes.

During and subsequent to the third quarter, the Company's debt transactions were as follows:
- Settled its late-June offering of $300.0 million, 10-year unsecured debt at an effective rate of 3.46 percent after accounting for previous hedging activities.
- Issued $800.0 million of unsecured debt ($300.0 million qualifying as a "Green Bond") with a weighted average years to maturity of 12.9 years and an effective rate of 3.07 percent. $400.0 million settled subsequent to quarter end.
- Prepaid, or are in the process of prepaying, $700.0 million of unsecured debt with a weighted average rate of 4.23 percent. The make-whole amount will total approximately $26.9 million, $5.4 million of which was realized during the third quarter. The Company's weighted average years to maturity will be 8.0 years following completion versus 6.9 years at quarter end.
- Issued or refinanced $162.5 million of secured debt with a weighted average years to maturity of 10.2 years and an effective rate of 2.88 percent.

At September 30, 2019, the Company had approximately $1.1 billion of liquidity through a combination of cash and undrawn capacity on its credit facilities.

The Company's total indebtedness as of September 30, 2019 was $3.94 billion. The Company ended the quarter with fixed-rate debt representing 96.0 percent of its total debt, a total blended interest rate of 3.63 percent and a weighted average years to maturity of 6.9 years. The Company's consolidated leverage was 31.0 percent versus 33.7 percent a year ago, its consolidated net-debt-to-EBITDAre was 5.5x versus 5.7x a year ago and its consolidated fixed charge coverage ratio was 4.7x versus 4.5x a year ago.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the third quarter of 2019 in the amount of $0.3425 per share. The dividend will be paid in cash on October 31, 2019 to UDR common stockholders of record as of October 10, 2019. The third quarter 2019 dividend will represent the 188th consecutive quarterly dividend paid by the Company on its common stock.

Outlook

For the fourth quarter of 2019, the Company has established the following earnings guidance ranges.

Net income per share	$0.36 to $0.38
FFO per share	$0.45 to $0.47
FFOA per share	$0.53 to $0.55
AFFO per share	$0.47 to $0.49

For the full-year 2019, the Company's updated earnings per share guidance ranges are:

	Updated Guidance	Prior Guidance
Net income per share	$0.68 to $0.70	$0.74 to $0.77
FFO per share	$2.03 to $2.05	$2.08 to $2.11
FFOA per share	$2.07 to $2.09	$2.06 to $2.09
AFFO per share	$1.91 to $1.93	$1.90 to $1.93

For the full-year 2019, the Company's updated same-store guidance ranges are:

	Updated Guidance	Prior Guidance
Revenue growth	3.50% to 3.90%	3.40% to 4.00%
Expense growth	2.40% to 2.80%	2.50% to 3.00%
Net operating income growth	4.00% to 4.40%	3.75% to 4.50%
Physical occupancy	96.8% to 97.0%	96.8% to 97.0%

Additional assumptions for the Company's fourth quarter and full-year 2019 guidance can be found on Attachment 15 of the Company's third quarter Supplemental Financial Information. A reconciliation of FFO per share, FFOA per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's third quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's third quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on October 30, 2019 to discuss third quarter results.

The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

A replay of the conference call will be available through November 30, 2019, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13695016, when prompted for the passcode.

A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, our ability to close the transaction with MetLife Investment Management on the terms and timing described in this press release, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning the availability of capital and the stability of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments and redevelopments, delays in completing lease-ups on schedule or at expected rent and occupancy levels, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning joint ventures and partnerships with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of September 30, 2019, UDR owned or had an ownership position in 52,070 apartment homes including 658 homes under development. For over 47 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates.